Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

7 September 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Halfpenny

Andrew M Knox
Public Officer

Enc.

dlw 9/30

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CUE ENERGY RESOURCES LIMITED**
ABN	**45 066 383 971**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	E. G. ALBERS
Date of last notice	11 AUGUST 2009
Date that director ceased to be director	4 SEPTEMBER 2009

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
6,984,878 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 1,720,329 Ordinary fully paid shares – Beneficial in the name of Sacrosanct Pty Ltd 462,416 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Director and Shareholder of:	
Octanex NL	43,656,168 Ordinary fully paid shares
Bass Strait Group Pty Ltd	317,499 Ordinary fully paid shares
The Albers Companies Incorporated Pty Ltd	4,440,745 Ordinary fully paid shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.